CONFIDENTIAL TREATMENT REQUESTED

BY DIMENSION THERAPEUTICS, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

September 24, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes

RE:                          Dimension Therapeutics, Inc.

Draft Registration Statement on Form S-1/A

Submitted September 14, 2015

CIK No.  0001592288

Dear Ms. Hayes:

This letter is being supplementally furnished on behalf of Dimension Therapeutics, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-206911) (the “Registration Statement”) that was filed with the Commission on September 14, 2015. The purpose of this letter is to respond to comment 12 contained in the letter from the Commission to the Company dated August 12, 2015. This letter contains additional information regarding (i) the factors considered by the Company and its board of directors in determining the fair value of its common stock prior to the offering contemplated by the Registration Statement (the “IPO”), (ii) the estimated offering price range for the IPO and (iii) quantitative and qualitative analysis explaining the difference between the estimated offering price for the IPO and the fair value of the Company’s most recent equity incentive grants approved in September 2015.  Because of the commercially and financially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in this letter.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery.  In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

12.                               We may have additional comments on your accounting for equity issuances, including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

ESTIMATED IPO PRICE RANGE

The Company supplementally advises the Staff that, although not reflected in the Registration Statement, based on discussions with the Company’s board of directors and reflecting the input from the lead underwriters (the “Underwriters”) for the Company’s IPO, the Company presently anticipates that the estimated price range will be within the range of $[***] to $[***] per share (the “Preliminary IPO Price Range”). The Preliminary IPO Price Range does not reflect a reverse stock split that the Company plans to implement prior to the Commission’s declaration of effectiveness of the Registration Statement.

The Company’s final post-split Preliminary IPO Price Range remains under discussion between the Company and the Underwriters, and a bona fide price range (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) will be included in a pre-effective amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

ANALYSIS OF STOCK OPTION GRANTS IN PRECEDING 12 MONTHS

The following table summarizes by grant date the number of shares of common stock underlying stock options granted during the 12 months preceding the date of this letter, as well as the associated per share exercise price, the estimated fair value per share of the Company’s common stock on the date of each option grant, and the reassessed fair value of options per share used to determine stock-based compensation expense for financial reporting purposes.

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Fair Value of Common Stock per Share on Date of Option Grant	Per Share Estimated Fair Value of Options
September 25, 2014	1,408,000	$0.19	$0.20(1)	$0.14
October 21, 2014	232,500	$0.19	$0.20(1)	$0.14
December 17, 2014	622,500	$0.19	$0.20(1)	$0.13
April 29, 2015	2,039,426	$1.22	$1.22	$0.79
May 19, 2015	95,000	$1.22	$1.22	$0.80
June 3, 2015	2,338,022	$1.40	$1.40	$0.91
August 12, 2015	1,097,000	$1.66	$1.66	$1.07
September 10, 2015	27,500	$3.49	$3.49	$2.20

The Company expects that no additional option grants will be made prior to the offering and any options granted thereafter shall have an exercise price equal to the IPO price per share for shares of common stock sold in the offering pursuant to the Registration Statement.

The Company’s discussion of stock-based compensation for financial reporting purposes is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation,” which is included on pages 88 to 90 of the Registration Statement. As disclosed, the Company’s board of directors has estimated the fair value of the Company’s common stock at various dates, with input from management, considering the Company’s most recently available third-party valuations of common stock and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including:

•                  the prices at which the Company sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to the Company’s common stock at the time of each grant;

•                  the progress of the Company’s research and development programs, including the status of preclinical studies and planned clinical trials for its product candidates;

•                  the Company’s stage of development and commercialization and its business strategy;

•                  external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

(1)         At the time of the option grants on September 25, 2014, October 21, 2014 and December 17, 2014, the Company’s board of directors determined that the fair value of the Company’s common stock of $0.19 per share calculated in the valuation prepared as of June 20, 2014 reasonably reflected the per share fair value of common stock as of each grant date. However, the fair value of common stock at the date of these grants was adjusted to $0.20 per share in connection with a retrospective fair value assessment for accounting purposes, which was conducted in July 2015 in connection with preparation for the Company’s IPO.

•                  the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•                  the lack of an active public market for the Company’s common stock or preferred stock;

•                  the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•                  the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

Common Stock Valuation Methodologies

The Company’s determination of the fair value of common stock was performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  The Company’s common stock valuations were performed using either the option-pricing method (“OPM”) or a hybrid of the probability-weighted expected return method (“PWERM”) and the OPM, which is referred to as the hybrid method.  Each of the methods is described as follows:

•                  OPM.  The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preferences at the time of a liquidity event, such as a strategic sale or merger. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a regular call option, a comparison with a per share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock liquidation preference is paid.

The OPM uses the Black-Scholes option-pricing model to price the call options. This model defines the fair values of securities as functions of the current fair value of a company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of the equity securities.

•                  PWERM.  The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock.

•                  Hybrid method.  The hybrid method is a PWERM where the equity value in one of the scenarios is calculated using an OPM.  In the hybrid method used by the Company, two types of future-event scenarios were considered: an IPO and a remaining private scenario. The enterprise value for the IPO scenario was determined using the guideline public company method, which is a market approach. The enterprise value for the remaining private scenario was primarily determined using the OPM backsolve approach, which is also a market approach. The relative probability of each type of future-event scenario was determined by the Company’s board of directors based on consideration of the Company’s research and development efforts, including communications with regulatory agencies; an analysis of market conditions at the time, including then-current IPO valuations of similarly situated companies; and expectations as to the timing and likely prospects of the future-event scenarios.

Grant Date Fair Value Determinations

September 25, 2014, October 21, 2014 and December 17, 2014 Option Grants.  In the course of preparing for this offering, in July 2015, the Company performed a retrospective fair value assessment of its common stock for financial reporting purposes.  Upon the completion of this assessment, the Company determined that the fair value of its common stock was $0.20 per share as of September 25, 2014 based on input from management, the objective and subjective criteria discussed above and the results of a third-party valuation of its common stock performed in July 2015 on a retrospective basis as of September 25, 2014. Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  The Company was incorporated on June 20, 2013 and, at the time of the September 25, 2014 valuation, had limited operating history.

•                  In October 2013, the Company entered into an exclusive license agreement with ReGenX Biosciences, LLC, predecessor to REGENXBIO Inc., (“ReGenX”) for the development and commercialization of products to treat hemophilia B, hemophilia A and up to two additional indications using ReGenX’s technology. Although the Company had elected indications under this agreement, as of September 25, 2014, the Company was in the process of formulating its initial products, had only commenced limited preclinical activities and had not initiated any communications with regulatory authorities regarding its clinical trial plans. Therefore, the likelihood of success of those elected indications was exceedingly uncertain.

•                  In June 2014, the Company entered into a collaboration and license agreement with Bayer Healthcare LLC for the development and commercialization of a gene therapy for the treatment of hemophilia A under which it received an upfront license payment of $20.0 million. However, at that time and through September 25, 2014, the

Company had made minimal progress towards the development of its related product candidate, DTX201, and in exchange for the upfront payment had conveyed to Bayer significant commercial rights in the product to be developed under the agreement.

•                  On September 23, 2014, the Company hired its President and Chief Executive Officer, who has extensive experience in building and leading teams advancing programs from scientific research through clinical development, regulatory approval and into healthcare systems globally. Her employment represented only the second hire of the Company’s current executive team beyond its earlier-hired Chief Scientific Officer.

•                  As of the September 25, 2014 valuation date, the Company was still in nascent stages of product development and focused on hemophilia generally. The Company had not yet articulated its strategy to focus on rare diseases of the liver.

The September 25, 2014 retrospective valuation was performed using the OPM, which considered a remaining private scenario.  In determining the enterprise value, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its Series A preferred stock financing that closed in February 2014 at $1.00 per share, given that no material changes had occurred in the Company’s business since the closing of that financing. In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 3.83 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 65%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 1.33%, based on the pro-rated average of the three- and five-year U.S. Treasury yield curve. The Company then applied a discount for lack of marketability of 30% to the common stock. Based on that result, as well as consideration of other qualitative factors, the Company concluded that the reassessed fair value of its common stock for accounting purposes was $0.20 per share as of September 25, 2014, when the Company’s board of directors granted stock options for the purchase of 1,408,000 shares of common stock.  The $0.20 fair value per share result of the retrospective September 25, 2014 valuation, performed as of July 2015 in the course of preparing for this offering, effectively confirmed the board of directors’ earlier determination that the fair value of the Company’s common stock was $0.19 per share as of September 25, 2014.

From September 26, 2014 through December 17, 2014, the Company continued to operate its business in the ordinary course. During this time period, there were no material changes in the Company’s business, other than the hiring of the Company’s Chief Medical Officer.  In that period, the Company’s lead product candidate, DTX101, was still in early preclinical development and the Company had no investigational new drug application (“IND”) filings submitted to the U.S. Food and Drug Administration (“FDA”) for any of its product candidates. As of December 17, 2014, the Company had no plans for an IPO in the near term because it did not believe that the public markets presented a favorable environment for a biopharmaceutical company at its very early stage of development.  As a result, the Company determined that the reassessed fair value of its common stock remained $0.20 per share as of October 21, 2014 and December 17, 2014, when its board of directors granted stock options for the purchase of 232,500 shares and 622,500 shares of common stock, respectively.

April 29, 2015 and May 19, 2015 Option Grants.  The Company’s board of directors determined that the fair value of the Company’s common stock was $1.22 per share as of April 29, 2015 based on input from management, the objective and subjective criteria discussed above and the results of a contemporaneous third-party valuation performed as of April 21, 2015.  Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  In January 2015, the Company entered into an agreement with the Trustees of the University of Pennsylvania to sponsor certain research of Dr. Wilson at University of Pennsylvania School of Medicine related to liver gene therapy and hemophilia.  In consideration for funding such research, the University of Pennsylvania granted the Company an option to obtain a worldwide, non-exclusive or exclusive, royalty-bearing license, with the right to sublicense, under certain patent rights conceived, created or reduced to practice in the conduct of the research.

•                  In January 2015, the Company’s contract manufacturing organization (“CMO”) successfully completed its first and second drug batches for clinical materials of the Company’s lead product candidate DTX101 pursuant to the FDA’s current good manufacturing practices requirements. This significant accomplishment indicated that the Company had successfully transferred its entire HEK293 DTX101 manufacturing process to a CMO and that the Company would have clinical materials for future clinical activities.

•                  On February 2, 2015, the Company sold 14,500,000 shares of Series A preferred stock at a price of $1.00 per share and received gross proceeds of $14.5 million.

•                  In February 2015, the Company initiated IND-enabling studies of DTX101 in collaboration with University of Pennsylvania School of Medicine, giving the Company preliminary indications of feasibility and proof of concept.

•                  In February 2015, the Company hired its Chief Business Officer, who has extensive experience in the life sciences industry, serving in senior finance, operations and business development roles.

•                  In February and March 2015, the Company and its board of directors completed an extensive strategic analysis to re-prioritize its overall business strategy, under which it analyzed hundreds of genetic diseases to identify a target list for building the Company’s gene therapy pipeline. Out of this effort, the Company’s new forward-looking strategy was articulated and priority was placed on building the Company’s future pipeline around a focus on rare diseases of the liver, which served to define the Company’s current programs and the value proposition related thereto.

•                  In March 2015, the Company entered into an option and license agreement with ReGenX that granted the Company the option to exclusively license ReGenX’s technology for the development and commercialization of products for four additional disease indications, to be elected by the Company in the future.

•                  On April 20, 2015, the Company sold 20,183,824 shares of Series B preferred stock at a price of $3.2204 per share and received gross proceeds of $65.0 million, in a financing led by new investors.

The April 21, 2015 valuation analysis was performed using the hybrid method, which considered a remaining private scenario and—for the first time—an IPO scenario, as the Company’s board of directors considered that an IPO had become a possible but highly uncertain liquidity event based on the progress of its development pipeline, particularly DTX101, its lead product candidate, and in light of the changes to the Company’s strategy to focus on rare diseases of the liver. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 80% and for the IPO scenario was 20%, based on the Company’s assessment of its development pipeline and market conditions.

In determining the enterprise value for the remaining private scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its Series B preferred stock financing that closed on April 20, 2015, one day earlier than the valuation date.  In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 3.37 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 63%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 0.95%, based on the pro-rated average of the three- and five-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method, which analyzed enterprise values by using the average of (1) the median of pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs, (2) the median multiple of paid-in capital to pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs and (3) the median multiple of step-up in stock price at time of IPO from the last round of preferred stock financing of publicly traded biotechnology companies that recently completed IPOs.  For the IPO scenario, the Company estimated time to completion for the IPO as 0.86 years and applied a risk-adjusted discount rate of 30%, which was based on three studies that indicated rates of return required by venture investors for bridge financing-stage or IPO-stage companies.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 27% under the remaining private scenario and of 15% under the IPO scenario. The April 21, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $1.22 per share. Based on that result, as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $1.22 per share as of April 29, 2015, when it granted stock options for the purchase of 2,039,426 shares of common stock.

From April 29, 2015 to May 19, 2015, the Company continued to operate its business in the ordinary course and in accordance with its strategic plan. During that time, there were no significant developments in the Company’s operations or its development activities. As a result, the Company’s board of directors determined that the fair value of the Company’s common stock remained $1.22 per share from April 30, 2015 to May 19, 2015, when it granted stock options for the purchase of 95,000 shares of common stock.

June 3, 2015 Option Grants.  The Company’s board of directors determined that the fair value of the Company’s common stock was $1.40 per share as of June 3, 2015 based on input from management, the objective and subjective criteria discussed above and the results of a contemporaneous third-party valuation performed as of June 1, 2015.  Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  In late-May 2015, the Company selected investment bankers, and on June 4, 2015, the Company held its IPO organizational meeting.

•                  On June 4, 2015, the Company entered into a three-year cooperative research and development agreement with the Eunice Kennedy Shriver National Institute of Child Health and Human Development to conduct on behalf of the Company a non-clinical study to investigate the effectiveness of a potential gene therapy treatment for patients with glycogen storage disease type Ia.

The June 1, 2015 valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 75% and for the IPO scenario was 25%, based on the Company’s assessment of its development pipeline and market conditions, representing a 5% increase in the probability of the IPO scenario used in the April 21, 2015 valuation analysis. The Company concluded that the IPO scenario was only 25% probable at that time due principally to the significant uncertainty of whether the FDA would accept the Company’s planned IND submission for DTX101 for the treatment of hemophilia B and allow the Company to commence clinical trials. The Company believed that the FDA’s acceptance of its IND for DTX101 was the most significant hurdle impacting its prospects for commencing marketing of its IPO.  Due to the Company’s lack of clinical experience, the uncertainty regarding outcomes of its anticipated meetings with an advisory subcommittee of the FDA, the many challenges with gene therapy technology in general and lack of feedback from the FDA regarding the likelihood of or requirements for acceptance of its IND, the Company considered both the ultimate acceptance of its IND and the likelihood of a near-term IPO to be highly uncertain.

In determining the enterprise value for the remaining private scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its Series B preferred stock financing that closed on April 20, 2015, six weeks prior to the valuation date.  In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 3.25 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 63%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 1.07%, based on the pro-rated average of the three- and five-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method, which analyzed enterprise values by using the average of (1) the median of pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs, (2) the median multiple of paid-in capital to pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs and (3) the median multiple of step-up in stock price at time of IPO from the last round of preferred stock financing of publicly traded biotechnology companies that recently completed IPOs.  For the IPO scenario, the Company estimated time to completion for the IPO as 0.37 years and applied a risk-adjusted discount rate of 30%.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 26% under the remaining private scenario and of 9% under the IPO scenario. The June 1, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $1.40 per share. Based on that result, as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $1.40 per share as of June 3, 2015, when it granted stock options for the purchase of 2,338,022 shares of common stock.

August 12, 2015 Option Grants.  The Company’s board of directors determined that the fair value of the Company’s common stock was $1.66 per share as of August 12, 2015 based on input from management, the objective and subjective criteria discussed above and the results of a contemporaneous third-party valuation performed as of August 4, 2015.  Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  On June 8, 2015, the Company held a meeting with the Recombinant DNA Advisory Committee (“RAC”), an FDA subcommittee, to discuss the status of its preclinical studies of DTX101.  The completion of the required RAC review process of DTX101 provided the Company the ability to submit its IND for DTX101 for the treatment of hemophilia B.

•                  On July 17, 2015, the Company confidentially submitted a draft registration statement with the Commission, evidencing initial progress towards completion of the Company’s initial public offering.

•                  In August 2015, the Company hired its Chief Financial Officer, who has extensive experience building and leading corporate and divisional financial teams from the research and development stage to commercial operations in the public and private pharmaceutical, biotechnology and diagnostics sectors.

•                  On August 5, 2015, the Company submitted its first IND to the FDA for its lead product candidate, DTX101 for the treatment of hemophilia B.

The August 4, 2015 valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 65% and for the IPO scenario was 35%, based on the Company’s assessment of its development pipeline and market conditions. At that time, the Company had just submitted its IND for DTX101 with the FDA for review; however, due to the Company’s lack of clinical experience, the complexity and unpredictability of the FDA regulatory approval process, lack of feedback from the FDA regarding the likelihood of acceptance of the IND and the many challenges with gene therapy technology in general, the Company considered both the acceptance of its IND and the likelihood of a near-term IPO to be uncertain. Nonetheless, the Company increased the probability of the IPO scenario from 25% in the June 1, 2015 valuation to 35% in the August 4, 2015 valuation based on the Company’s progress in regulatory activities and in pursuing its IPO noted in the four bullets above.

In determining the enterprise value for the remaining private scenario, the Company applied the OPM backsolve approach to calculate its implied equity value based on the pricing of its Series B preferred stock financing in April 2015.  In that OPM backsolve approach, the Company (1) estimated the time to liquidity as 3.08 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 62%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 1.09%, based on the three-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method, which analyzed enterprise values by using the average of (1) the median of pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs, (2) the median multiple of paid-in capital to pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs and (3) the median multiple of step-up in stock price at time of IPO from the last round of preferred stock financing of publicly traded biotechnology companies that recently completed IPOs.  For the IPO scenario, the Company estimated time to completion for the IPO as 0.2 years and applied a risk-adjusted discount rate of 30%.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 25% under the remaining private scenario and of 7% under the IPO scenario. The August 4, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $1.66 per share. Based on that result, as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $1.66 per share as of August 12, 2015, when it granted stock options for the purchase of 1,097,000 shares of common stock.

September 10, 2015 Option Grants.  The Company’s board of directors determined that the fair value of the Company’s common stock was $3.49 per share as of September 10, 2015 based on input from management, the objective and subjective criteria discussed above and the results of a contemporaneous third-party valuation performed as of September 4, 2015.  Among the qualitative factors considered by the board of directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•                  On August 26, 2015, the Company’s lead product candidate, DXT101, was granted

Orphan Drug Designation for the treatment of hemophilia B by the FDA.

•                  On September 2, 2015, the FDA accepted the Company’s IND for DXT101, allowing the Company to proceed with its plans to initiate its first clinical trial of DTX101 by the end of 2015.

•                  On September 10, 2015, DTX101 was granted Fast Track Designation by the FDA, potentially allowing expedited approval of DTX101.

The September 4, 2015 valuation analysis was performed using the hybrid method, which considered a remaining private scenario and an IPO scenario. For those two future-event scenarios, the Company’s management determined that the probability for the remaining private scenario was 25% and for the IPO scenario was 75%, based on the Company’s assessment of its development pipeline and market conditions. The Company increased the probability of the IPO scenario from 35% in the August 4, 2015 valuation to 75% in the September 4, 2015 valuation to reflect the positive news from the FDA regarding Orphan Drug Designation and Fast Track Designation being granted for DTX101 and the acceptance of the Company’s IND for DTX101.  The Company viewed the IND acceptance by the FDA to be a pivotal value-creating event and one that would allow it to pursue its IPO plans, as it advanced from being a preclinical company to a clinical-stage company.  The probability of the IPO scenario was not deemed to be any higher than 75% at that time due to the remaining uncertainty in the Company deciding to pursue an IPO or successfully completing an IPO, considering the then-current volatility in the capital markets in general and in the biopharmaceutical company market in particular.

In determining the enterprise value for the remaining private scenario, the Company applied the guideline public company method under the market approach, which analyzed enterprise values using multiples of paid-in capital to pre-money valuations at time of IPO of publicly traded biotechnology companies and gene therapy companies that recently completed IPOs. The OPM was then used to allocate the Company’s implied equity value to its classes of preferred stock and common stock.  In that OPM approach, the Company (1) estimated the time to liquidity as 2.99 years, based on the then-current plans and estimates of its board of directors and management regarding a liquidity event; (2) assumed volatility of 62%, based on historical trading volatility for its publicly traded peer companies; and (3) used a risk-free rate of return of 1.03%, based on the three-year U.S. Treasury yield curve.

In determining the enterprise value for the IPO scenario, the Company applied the guideline public company method, which analyzed enterprise values by using the weighted result of (1) an early indication of the pre-money valuation range of the Company in an IPO scenario preliminarily discussed with one of its investment banks, (2) the median of pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs, (3) the median multiple of paid-in capital to pre-money valuations at time of IPO of publicly traded gene therapy companies that recently completed IPOs and (4) the median multiple of step-up in stock price at time of IPO from the last round of preferred stock financing of publicly traded biotechnology companies that recently completed IPOs.  For the IPO scenario, the Company estimated time to completion for the IPO as 0.13 years and applied a risk-adjusted discount rate of 30%.

For the two future-event scenarios, the Company then applied a discount for lack of marketability of 25% under the remaining private scenario and of 5% under the IPO scenario. The September 4, 2015 valuation analysis resulted in a valuation of the Company’s common stock of $3.49 per share. Based on that result, as well as consideration of other qualitative factors, the Company’s board of directors determined that the fair value of the Company’s common stock was $3.49 per share as of September 10, 2015, when it granted stock options for the purchase of 27,500 shares of common stock.

COMPARISON OF SEPTEMBER 10, 2015 VALUATION AND PRELIMINARY IPO PRICE RANGE

As noted above, the Preliminary IPO Price Range is $[***] to $[***] per share.  The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between it and the Underwriters. Among the factors that were considered in setting this range were the following:

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the biopharmaceutical industry;

•                  the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for a gene therapy company like the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the proposed IPO.

The Company believes that the difference between the fair value of its common stock as of September 10, 2015 of $3.49 per share and the midpoint of the Preliminary IPO Price Range of $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to September 10, 2015:

•                  The anticipated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of common stock, which considered other potential outcomes under the OPM portion of the hybrid method, which would have resulted in a lower value of its common stock than an initial public offering.

•                  The anticipated price range for this offering necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock, which was appropriately taken into account in the Company’s determination of the fair value of its common stock on September 10, 2015.

•                  The Company’s preferred stock currently has substantial economic rights and preferences over its common stock.  Upon the listing of the Company’s securities on a national securities exchange, all outstanding shares of the Company’s preferred stock will automatically convert into common stock, thus eliminating the superior rights and preferences of its preferred stock as compared to its common stock.

•                  The Company has received positive feedback from its testing-the-waters meetings with investors, increasing confidence in its ability to sell its common stock at a greater price than might otherwise be estimated for a preclinical, early-phase company pursuing rare disease gene therapy.

The Company respectfully submits that the difference between the latest valuation and the midpoint of the Preliminary IPO Price Range is reasonable.  The Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

* - * - * - *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1373.

Sincerely,

/s/ Ryan S. Sansom

Ryan S. Sansom, Esq.

Enclosures

cc:                                Annalisa Jenkins, M.B.B.S, M.R.C.P., President & Chief Executive Officer, Dimension Therapeutics, Inc.

Mary Thistle, Chief Business Officer, Dimension Therapeutics, Inc.

Jean Franchi, Chief Financial Officer, Dimension Therapeutics, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP

Patrick O’Brien, Esq., Ropes & Gray LLP